RICH PHARMACEUTICALS, INC.

9595 Wilshire Blvd, Suite 900

Beverly Hills, CA 90212

March 14, 2019

SECURITIES AND EXCHANGE COMMISSION

100 F. Street NE

Washington, D.C. 20549

Re:	Rich Pharmaceuticals, Inc. Registration Statement on Form S-1 File No. 333-222677 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Rich Pharmaceuticals, Inc. (the “Company”) hereby requests the immediate withdrawal of its registration statement on Form S-1 (File No. 333-222677), filed on January 24, 2018, together with all exhibits thereto (collectively, the “Registration Statement”).

No shares were sold in connection with the offering. The Company requests the withdrawal of such Registration Statement pursuant to the request dated February 8, 2018 by the Securities and Exchange Commission for the Company to withdraw the Registration Statement and the staff’s position that stock quotations on the OTC Pink Marketplace do not constitute a sufficient public market for the Company’s shares in connection with the offering described in the Registration Statement.

Kindly forward a copy of the order withdrawing the Registration Statement to my attention at the address set forth above.

Sincerely,

Rich Pharmaceuticals, Inc.

By:

/s/ Ben Chang

Ben Chang

Chief Executive Officer